

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Christopher E. Herald
President and Chief Executive Officer
Solitario Resources Corp.
4251 Kipling Street, Suite 390
Wheat Ridge, CO 80033

> **Re: Solitario Resources Corp.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2024**
> **File No. 333-276775**

Dear Christopher E. Herald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Waltz